SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _________________

Commission file number:   000-23406

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southern Bank 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southern Missouri Bancorp, Inc.
2991 Oak Grove Road
Poplar Bluff, MO  63901

SOUTHERN BANK 401(k) RETIREMENT PLAN

Required Information

The Southern Bank 401(k) Retirement Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of BKD, LLP.

Southern Bank 401(k) Retirement Plan

EIN 43-0462350     PN001

Report of Independent Registered Public Accounting Firm and Financial Statements

June 30, 2019 and 2018

Southern Bank 401(k) Retirement Plan

June 30, 2018 and 2017

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	12
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants and Audit Committee
Southern Bank 401(k) Retirement Plan
Poplar Bluff, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Southern Bank 401(k) Retirement Plan (the “Plan”) as of June 30, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended June 30, 2019, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2019 and 2018, and the changes in net assets available for benefits for the year ended June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying Schedule of Delinquent Participant Contributions as of June 30, 2019 and the Schedule of Assets (Held at End of Year) as of June 30, 2019, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedules are the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.  In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the Schedule of Delinquent Participant Contributions as of June 30, 2019 and the Schedule of Assets (Held at End of Year) as of June 30, 2019, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ BKD, LLP

We have served as the Plan’s auditor since 2012.

St. Louis, Missouri
December 20, 2019

Southern Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
June 30, 2019 and 2018

	2019	2018

Investments, At Fair Value	$26,993,619	$27,347,505

Receivables
Notes receivable from participants	489,642	583,695
Employer’s contributions	795,342	746,371

	1,284,984	1,330,066

Net Assets Available for Benefits	$28,278,603	$28,677,571

See Notes to Financial Statements

Southern Bank 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended June 30, 2019

Investment Income (Loss)
Net depreciation in fair value of investments	$(1,599,785)
Interest and dividends	1,071,752

Net investment loss	(528,033)

Interest Income on Notes Receivable from Participants	27,696

Contributions
Participants	832,721
Employer	1,300,779
Rollovers	116,849

Total contributions	2,250,349

Total additions	1,750,012

Deductions
Benefits paid to participants	3,586,215
Administrative fees	6,152

Total deductions	3,592,367

Net Decrease	(1,842,355)

Transfer to Southern Bank 401(k) Retirement Plan	1,443,387

Net Assets Available for Benefits, Beginning of Year	28,677,571

Net Assets Available for Benefits, End of Year	$28,278,603

See Notes to Financial Statements

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements
June 30, 2019 and 2018

Note 1:	Description of the Plan
The following description of Southern Bank 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by Southern Bank (the Bank), a wholly-owned subsidiary of Southern Missouri Bancorp, Inc. (the Company), for the benefit of its employees who have at least one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Bank previously also maintained a qualified Employee Stock Ownership Plan (ESOP). The Bank merged the ESOP into the Plan effective October 1, 2010. Participant accounts under the ESOP are maintained as a separate source (ESOP Source) under the Plan with ESOP provisions concerning matters such as vesting, withdrawals, loans, dividends, and distributions remaining in effect.
The Plan is administered by the Bank. Capital Bank and Trust Company is the trustee of the Plan. American Funds serves as Plan custodian.
Contributions
The Plan permits eligible employees to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS). Employee rollover contributions are also permitted. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions.
The Bank makes safe harbor matching contributions of 100% of employees’ salary deferral amounts on the first 3% of employees’ compensation, and 50% of employees’ salary deferral amounts on the next 2% of employees’ compensation. The Bank also makes profit-sharing contributions. Bank profit-sharing contributions are discretionary as determined by the Bank’s Board of Directors. Contributions are subject to certain limitations. Forfeitures are used to reduce Bank contributions.
Participant Investment Account Options
Investment account options available include various funds and common stock of the Company. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2019 and 2018

Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, and plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their voluntary contributions plus earnings thereon. Bank matching contributions and ESOP Source contributions are vested at a rate of 20% per year of service beginning with completion of the second year of service. A participant becomes fully vested with completion of their sixth year of service. The non-vested balance is forfeited upon termination of service. Forfeitures are used to reduce Bank contributions.
Payment of Benefits
Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement. Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested. In the event of death, the participant’s account becomes fully vested and is paid to the designated beneficiary. Distributions under the Plan are payable in a lump sum or through installments. Payments through installments are only available to Participants with a vested account balance in excess of $5,000 who terminate at normal retirement age or later. At June 30, 2019 and 2018, Plan assets included no amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but which had not yet been paid.
Forfeited Accounts
At June 30, 2019 and 2018, forfeited non-vested accounts totaled $2,960 and $4,740, respectively. These accounts will be used to reduce future Bank contributions. Also, in 2019, employer contributions were reduced by $20,656 from forfeited non-vested accounts.
Notes Receivable from Participants
The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years. Loans are repaid through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is fixed for the term of the loan at a rate one percentage point above the Wall Street Journal’s published prime rate of interest on the first day of the month in which the loan was made.

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2019 and 2018

Plan Termination
Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Quoted market prices, if available, are used to value investments. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Mutual funds and the money market fund are valued at the net asset value (NAV) of shares held by the plan at year end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
Plan Tax Status
The Plan operates under a non-standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by American Funds Distributors, Inc. This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is currently designed

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2019 and 2018

and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Administrative expenses may be paid by the Bank or the Plan, at the Bank’s discretion.

Note 3:	Related-Party and Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.
The Plan allows participants to invest their account balances in shares of the Company. The number of shares of common stock held by the Plan at June 30, 2019 and 2018 was 365,739 shares and 374,642 shares, respectively, and the Plan received dividends of $189,507 during the year ended June 30, 2019.
The plan incurs expenses related to general administrative and record keeping. The Company pays certain administrative expenses and accounting and auditing fees relating to the Plan and provides certain administrative services at no cost to the plan.

Note 4:	Disclosures About Fair Value of Plan Assets
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:
Level 1	Quoted prices in active markets for identical assets
Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and significant to the fair value of the assets

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2019 and 2018

Recurring Measurements
The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at June 30, 2019 and 2018:

		June 30, 2019
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company security	$12,738,679	$12,738,679	$-	$-
Mutual funds	13,934,366	13,934,366	-	-
Money market fund	320,574	320,574	-	-
	$26,993,619	$26,993,619	$-	$-

		June 30, 2018
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company security	$14,618,938	$14,618,938	$-	$-
Mutual funds	11,830,167	11,830,167	-	-
Money market fund	898,400	898,400	-	-
	$27,347,505	$27,347,505	$-	$-

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2019 and 2018

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended June 30, 2019. In addition, the Plan had no assets measured at fair value on a nonrecurring basis.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.

Note 5:	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2019 and 2018, to Form 5500:
	2019	2018

Net assets available for benefits per the financial statements	$28,278,603	$28,677,571
Less: employer’s contributions receivable	795,342	746,371

Net assets available for benefits per Form 5500	$27,483,261	$27,931,200

The following is a reconciliation of contributions per the financial statements for the year ended June 30, 2019, to Form 5500:
2019

Contributions per the financial statements	$2,250,349
Add: Employer’s contributions receivable at June 30, 2018	746,371
Less: Employer’s contributions receivable at June 30, 2019	(795,342)

Contributions per Form 5500	$2,201,378

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2019 and 2018

Note 6:	Plan Transfer
On November 21, 2018, the Company completed a merger with Gideon Bancshares Company, the parent company of First Commercial Bank. In connection with this merger, employees of First Commercial Bank transferred account balances from the N.B. Harty Companies 401(k) Plan to the plan. An aggregate of $1,443,387 was rolled into the Plan during the year ended June 30, 2019, and is included within Transfer to Southern Bank 401(k) Retirement Plan on the statement of changes in net assets available for benefits.

Note 7:	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

Southern Bank 401(k) Retirement Plan
EIN 43-0462350     PN001
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
June 30, 2019

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VCFP and PTE 2002-51
$25	$25	$-	$-	$-

Southern Bank 401(k) Retirement Plan
EIN 43-0462350     PN001
Schedule H, Line 4i – Schedule of Assets (held at end of year)
June 30, 2019

	Investment Type and Issuer	Description of Investment		Current Value

*	American Funds Money Market Fund	320,574	shares	$320,574

	Mutual Funds
*	American Funds Bond Fund of America	22,576	shares	297,099
*	American Funds Intermediate Bond Fund of America	6,240	shares	84,746
*	American Funds Income Fund of America	12,913	shares	289,907
	Franklin Income Fund	69,792	shares	161,918
*	American Funds American Balanced Fund	28,683	shares	782,463
	Invesco Van Kampen Comstock Fund	11,817	shares	290,107
	Templeton Growth Fund	7,177	shares	160,122
*	American Funds Fundamental Investors	9,308	shares	550,395
*	American Funds Investment Company of America	34,636	shares	1,317,567
*	American Funds Growth Fund of America	28,754	shares	1,433,081
*	American Funds New Perspective Fund	17,068	shares	752,535
*	American Funds New World Fund	7,955	shares	535,192
	Putnam Growth Opportunities	6,164	shares	228,383
	Victory Established Value Fund	29,741	shares	1,162,871
	Franklin Small Cap Growth Fund	35,746	shares	769,253
*	American Funds 2010 Target Date Fund	9,410	shares	104,166
*	American Funds 2015 Target Date Fund	5,617	shares	65,998
*	American Funds 2020 Target Date Fund	63,006	shares	806,474
*	American Funds 2025 Target Date Fund	50,501	shares	694,388
*	American Funds 2030 Target Date Fund	53,099	shares	783,204
*	American Funds 2035 Target Date Fund	67,109	shares	1,020,722
*	American Funds 2040 Target Date Fund	37,925	shares	590,867
*	American Funds 2045 Target Date Fund	38,215	shares	605,705
*	American Funds 2050 Target Date Fund	13,645	shares	212,047
*	American Funds 2055 Target Date Fund	10,275	shares	199,444
*	American Funds 2060 Target Date Fund	2,766	shares	35,712

*	Southern Missouri Bancorp, Inc. Common Stock (SMBC)	365,739	shares	12,738,679

		Various maturity dates through 2024; interest rates from 4.25 to 6.50%
*	Notes Receivable from Participants			489,642
				$27,483,261

	* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN BANK 401(k) RETIREMENT PLAN

	By:	Southern Bank, as Plan Administrator

Date December 20, 2019	By:	/s/ Matt Funke
	Name:	Matt Funke
	Title:	Chief Financial Officer